________________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________

                                SCHEDULE 13D/A
                  under the Securities Exchange Act of 1934*
                               (Amendment No. 3)
                             ____________________

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                               (Name of Issuer)

                            QUILMES INDUSTRIAL S.A.
                  (Translation of Issuer's Name into English)
                             ____________________

                   Class B Common Shares, without par value

            American Depositary Shares, each of which represents 2
            Class B Common Shares, without par value, evidenced by
                         American Depositary Receipts
                        (Title of Class of Securities)
                             ____________________

                                   74838Y20
                                (CUSIP Number)
                             ____________________

                             Magim Rodriguez, Jr.
                    Companhia de Bebidas das Americas-AmBev
 Rua Dr. Renato Paes de Barros, no. 1.017, 3o. andar cjs. 31 e 32
                            04530-001 Sao Paulo, SP
                                    Brazil
                               (55-11) 2122-1200

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                             ____________________

                                   Copy to:
                              David Mercado, Esq.
                            Cravath, Swaine & Moore LLP
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000
                             ____________________

                                August 12, 2003
                 (Date of Event to Which This Filing Relates)
________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                               (a)  [x]
                                                                (b)  [ ]
________________________________________________________________________________
3        SEC Use Only

________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO; WC
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                  [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons

         FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE
         BENEFICENCIA
   1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
   3     SEC Use Only
________________________________________________________________________________
   4     Source of Funds (See Instructions)
         OO
________________________________________________________________________________
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
   6     Citizenship or Place of Organization
         Federative Republic of Brazil
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
-------- -----------------------------------------------------------------------
         Names of Reporting Persons
         BRACO S.A.
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                      (a)  [x]
                                                                       (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         S-BRACO PARTICIPACOES S.A.
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [ ]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         JORGE PAULO LEMANN
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         IN
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                     [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         IN
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         MARCEL HERRMANN TELLES
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                       [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,399,714 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,399,714 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         32,399,714 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                 [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         47.64%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         IN
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 6,010,800 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 37.34% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

Item 1. Security and Issuer.

          This Report on Schedule 13D relates to the Class B common shares, without par value, of Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa"). The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts ("ADRs"). The address of Quinsa's principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 2. Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by (i) Companhia de Bebidas das Americas - AmBev , a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"), (ii) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"), (iii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (iv) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (v) S-BRACO Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("S-BRACO"), (vi) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"), (vii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira"), and (viii) Marcel Hermann Telles, a Brazilian citizen ("Mr. Telles") (collectively, the "Reporting Persons").

          AmBev is a holding company, the subsidiaries of which produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages primarily in Brazil. The address of AmBev's principal offices (where AmBev carries out its principal business) is Rua Dr. Renato Paes de Barros, no. 1.017, 3o. andar cjs. 31 e 32, 04530-000, Sao Paulo, SP, Brazil. Prior to February 3, 2003, AmBev's principal offices were located at Rua Maria Coelho Aguiar, 215, Bloco F-6o andar, CEP 05804-900, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of AmBev are set forth in Annex A to this Schedule 13D.

          Fundacao is a tax-exempt charitable foundation. As of April 25, 2003, the address of Fundacao's principal offices (where Fundacao carries out its principal business) is Av. Brigadeiro Faria Lima, 3900, 11o. andar, cj. 1101, CEP 04538-132, Sao Paulo, SP, Brazil. Prior to April 25, 2003, Fundacao's principal offices were located at Alameda Itu 852. no. 19, Cerqueira Cesar, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D.

          Braco is an investment company, substantially all the assets of which consist of shares of AmBev and ECAP. Approximately 84.6%, of the common shares of Braco are owned by S-BRACO. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of Braco are set forth in Annex A to this Schedule 13D.

          ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are owned by Braco. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D.

          S-BRACO is an investment company, substantially all the assets of which consist of shares of AmBev and Braco. 50%, 25% and 25%, respectively, of the common shares of S-BRACO are indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa Prudencia"), each a corporation incorporated under the laws of the Federative Republic of Brazil. All of the common shares of Santa Judith and Santa Irene are owned by Mr. Lemann and all of the common shares of Santa Estela and Santa Prudencia are owned by Mr. Sicupira and Mr. Telles, respectively. The address of S-BRACO's principal offices (where S-BRACO carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of S-BRACO are set forth in Annex A to this Schedule 13D.

          Mr. Lemann is a partner of GP Investimentos Ltda., an officer of Braco, President of ECAP and S-BRACO, the chairman of the board of directors of S-BRACO, a director of Quinsa and QIB and a member of the board of directors of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil.

          Mr. Sicupira is a partner of GP Investimentos Ltda., an officer of Braco and ECAP, a director of S-BRACO, Quinsa and QIB and a member of the board of directors of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil.

          Mr. Telles is a partner of GP Investimentos Ltda., a co-chairman of the Board of Directors of AmBev, a director of S-BRACO, an officer of Braco and ECAP and a trustee of Fundacao. His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

          On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, entered into a shareholders agreement (the "Original AmBev Shareholders Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries (which include Brahma and Antarctica). In the Original AmBev Shareholders Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev common shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev common shares in accordance with the wishes of the party holding the greatest number of AmBev common shares, except that certain fundamental matters will require unanimity. The Original AmBev

Shareholders Agreement also contains, among others, terms and conditions with respect to (i) rights of first refusal for the acquisition of shares that a party intends to dispose of, (ii) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (iii) rights of first refusal to exercise subscription rights that a party intends to dispose of,
(iv) buy-sell rights beginning 30 months after the date of execution of the Original AmBev Shareholders Agreement pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (v) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders.

          On August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively, the "Parties"), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BRACO, Braco, ECAP and AmBev as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BRACO, Braco, ECAP and AmBev. In the Shareholders' Voting Rights Agreement, each of the Parties (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-BRACO, Braco, ECAP and AmBev in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-BRACO shall consist of four members and that the executive committees of Braco and ECAP shall consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-BRACO shall entitle its owner(s), at all times, to designate (i) one member of the Board of S-BRACO, (ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's Board, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholders' Agreement). The Parties further agreed that resolutions concerning S-BRACO, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (i) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-BRACO, Braco, ECAP and AmBev and (ii) prohibiting the pledging of shares of S-BRACO, Braco, ECAP and AmBev by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

          As of January 31, 2003, Fundacao, BRACO and ECAP, as well as AmBev and Beverage Associates (BAC) Corp. ("BAC") entered into (i) a Share Transfer Agreement related to the capital stock of AmBev (the "AmBev Share Transfer Agreement") and (ii) a Governance Agreement related to the governance of AmBev (the "AmBev Governance Agreement" and, together with the AmBev Share Transfer Agreement, the "AmBev Shareholders Agreement"). The principal terms of the AmBev Share Transfer Agreement and the AmBev Governance Agreement are described below under Item 4. The AmBev Sharesholders Agreement will not become effective until shares of AmBev are acquired by BAC as described below in Item 4.

          Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of the Quinsa Class B Shares, and the joint Schedule 13D of the Reporting Persons is herein referred to as "this Schedule 13D".

          (d), (e) During the last five years, none of the Reporting Persons or any executive officer or director of the Reporting Persons or any person controlling any of the Reporting Persons or any executive officer or director of a controlling shareholder of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          The Quinsa Class B Shares that are the subject of this Schedule 13D were acquired by AmBev pursuant to a Share Exchange Agreement dated May 1, 2002, between AmBev and Quinsa (the "Share Exchange Agreement") or were purchased in the form of ADRs on the New York Stock Exchange. As described in
Item 4 and in the Share Exchange Agreement, on January 31, 2003, AmBev acquired 26,388,914 newly issued Quinsa Class B Shares in exchange for the contribution to Quinsa of all the shares of capital stock of the subsidiaries (the "Southern Holding Shares") of AmBev which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia.

          After February 1, 2003, AmBev has purchased additional Quinsa Class B Shares in the form of ADRs on the New York Stock Exchange. The source of the funds used to purchase such shares was the working capital of AmBev. The information contained in Annex B to this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

          Pursuant to the Share Exchange Agreement, AmBev caused the contribution to Quinsa of the Southern Holding Shares in exchange for 26,388,914 newly issued Quinsa Class B Shares. In addition, pursuant to the Share Exchange Agreement, Quinsa and AmBev also entered into (i) a license agreement granting to Quinsa and its subsidiaries a perpetual, royalty-free exclusive license to use the AmBev beer brands in connection with the manufacture, marketing, sale and distribution of beer in Argentina, Chile, Uruguay, Paraguay and Bolivia, and (ii) a distribution agreement pursuant to which AmBev agreed to distribute Quinsa's beer products in Brazil.

          Pursuant to the Share Exchange Agreement, AmBev also agreed not to acquire any shares of capital stock of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, except from Heineken International Beheer B.V. ("HIB") in satisfaction of HIB's right to sell its shares of QIB to Quinsa under existing contractual arrangements between HIB and Quinsa. QIB, 85% of which is owned by Quinsa, directly or indirectly owns all of the subsidiaries and investments of Quinsa. On January 13, 2003, HIB, BAC and certain of their respective affiliates entered into a Memorandum of Agreement ("MOA") whereby HIB and BAC agreed to settle all disputes and claims brought by and against each other. Pursuant to the MOA, HIB agreed to sell all of its shares of QIB to BAC for cash. Pursuant to a Letter Agreement between AmBev, Quinsa and BAC (the "Letter Agreement") that was executed simultaneously with the MOA, BAC assigned to AmBev and AmBev agreed to acquire approximately 57% of the QIB shares to be sold by HIB to BAC, or approximately 8.6% of all of the outstanding shares of QIB, for an aggregate purchase price of approximately $58.5 million. The transactions contemplated by the MOA and the Letter Agreement closed simultaneously with the closing of the transactions contemplated by the Share Exchange Agreement, and BAC and AmBev now own approximately 6.4% and 8.6%, respectively, of QIB's outstanding capital stock. Pursuant to the Letter Agreement, AmBev and BAC have agreed that they will not have the right, as AmBev previously had, to convert their QIB shares into Class B common shares of Quinsa and that Quinsa will have the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value, if and when the Quinsa board of directors decides to exercise such right.

          (a) In connection with the transactions contemplated by the Share Exchange Agreement, pursuant to a stock purchase agreement dated May 1, 2002 (as amended, the "Stock Purchase Agreement"), between AmBev and BAC, AmBev agreed to acquire from BAC 230,920,000 Class A common shares, without par value, of Quinsa (collectively, with any other Class A shares of Quinsa, the "Quinsa Class A Shares") for an aggregate purchase price of US$ 346,380,000. The transactions contemplated by the Stock Purchase Agreement described above closed simultaneously with the closing of the transactions contemplated by the Share Exchange Agreement.

          In addition, pursuant to the Stock Purchase Agreement, BAC has granted AmBev a call option (the "Call Option") to acquire the remaining 373,520,000 Quinsa Class A Shares held by BAC (the "Remaining Quinsa Shares") in exchange for newly issued shares of AmBev, which Call Option may be exercised by AmBev beginning in April 2009 and in April of each year thereafter, and AmBev has granted BAC a put option (the "Put Option" and, together with the Call Option, the "Options") to sell to AmBev the remaining 373,520,000 Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which Put Option may be exercised by BAC beginning in April 2003 and in April of each year thereafter. Furthermore, in the event of a change of control of AmBev, BAC may accelerate and exercise its Put Option immediately, and on or after January 31, 2006, both the Call Option and the Put Option described above will be deemed to have been exercised on the 30th day prior to the consummation of the change of control of AmBev.

          The number of shares of AmBev that would be issued to BAC in the event the Options are exercised will be calculated pursuant to valuation formulas described in Schedule 1.04 to the Stock Purchase Agreement. These formulas are based on Quinsa's and AmBev's "EBITDA", which is defined as the consolidated gross profit minus selling, general and administrative expenses (including direct distribution expenses) plus depreciation and amortization of each of Quinsa and AmBev, adjusted for minority interests in subsidiaries and adjusted on a pro forma basis for acquisitions and dispositions. The formulas will be applied, and the share exchange will be effected, in two stages. In the first stage, AmBev's EBITDA multiple will be determined based on AmBev's enterprise value, defined as AmBev's 90-day weighted share price multiplied by AmBev's total shares outstanding plus consolidated net debt, divided by AmBev's EBITDA for the prior fiscal year. Quinsa's equity value will be determined by applying AmBev's multiple (or a fixed multiple of 8.0 if so elected by BAC) to Quinsa's EBITDA for the prior fiscal year and subtracting Quinsa's consolidated net debt reflected on its most recent balance sheet. The number of AmBev shares to be issued to BAC will be calculated as Quinsa's equity value multiplied by certain discount factors and divided by AmBev's 90-day weighted average share price. In the first stage, 75% of the total number of AmBev shares determined in accordance with the formula will be issued to BAC in exchange for 75% of the Remaining Quinsa Shares.

          The number of AmBev shares issued in the first stage is, however, a preliminary determination of the total number of AmBev shares to be issued to BAC in exchange for the Remaining Quinsa Shares. In the second stage, the actual total number of AmBev shares to be issued in exchange for the total Remaining Quinsa Shares will be determined, subject to the ceiling and floor described below. In the second stage, which will occur one year after the consummation of the first stage, the formulas will be applied in a similar fashion based on Quinsa's and AmBev's EBITDA for the prior two fiscal years, and the final number of AmBev shares to be issued to BAC will be determined, provided that the number of AmBev shares issued to BAC in the second stage will not exceed 66.67% of the shares issued to BAC in the first stage. The number of AmBev shares determined in the second stage (less the shares issued in the first stage), if any, will be issued to BAC in exchange for the balance of the Remaining Quinsa Shares. If the number of AmBev shares determined in the second stage is less than the number of AmBev shares issued in the first stage, the balance of the Remaining Quinsa Shares will be delivered to AmBev, but all the AmBev shares issued to BAC in the first stage will be retained by BAC.

          However, in the event of an accelerated exercise of the Put Option and Call Option in connection with a change of control of AmBev, the first stage and second stage will occur simultaneously and the valuation formulas will be calculated based on Quinsa's and AmBev's EBITDA for the four full fiscal quarters preceding the 30th day prior to the consummation of the change of control.

          In the share exchange, the proportion of AmBev common shares and AmBev preferred shares issued to BAC will be approximately 40% common and 60% preferred.

          Pursuant to the Stock Purchase Agreement, during the period between the first stage and the second stage, AmBev will cause the businesses of Quinsa and its subsidiaries to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted.

          Further, pursuant to the Stock Purchase Agreement, BAC and AmBev have entered into a registration rights agreement (the "AmBev Registration Rights Agreement") pursuant to which AmBev has agreed, subject to the terms and conditions contained in the AmBev Registration Rights Agreement (including the exercise of the

Options), to grant to BAC and BAC's ultimate beneficial owners, or family members thereof, certain rights to have AmBev register their shares for public sale in the United States to allow for or facilitate the sale and distribution of the shares of AmBev received by them as a result of the consummation of the Options.

          In addition, pursuant to the Stock Purchase Agreement, BAC has agreed not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) or permit any lien to exist on (collectively, "Transfer"), or consent to or permit any Transfer of, any Quinsa Class A Shares or any interest therein, or enter into any contract, option or other arrangement with respect to the Transfer (including any profit sharing or other derivative arrangement) of any of Quinsa Class A Shares or any interest therein, to any person other than its affiliates, family members, AmBev or its designee. In order to ensure delivery of the Remaining Shares free and clear of all liens and encumbrances, BAC, AmBev and Quinsa have entered into a Share Pledge Agreement dated January 31, 2003 (the "Pledge Agreement"), pursuant to which BAC has pledged all 373,520,000 of the Remaining Quinsa Shares as security for the performance of its obligations under the Stock Purchase Agreement.

          Pursuant to the Stock Purchase Agreement, AmBev, BAC and Quinsa have entered into a shareholders agreement (the "Quinsa Shareholders Agreement") pursuant to which certain matters relating to the voting, transfer and issuance of Quinsa shares will be governed. Pursuant to the Quinsa Shareholders Agreement, Quinsa has granted to AmBev certain preemptive rights with respect to Quinsa Class B Shares. Until AmBev has acquired an aggregate of 12 million Quinsa Class B Shares, in addition to the 26,388,914 Quinsa Class B Shares AmBev has acquired pursuant to the Share Exchange Agreement, Quinsa will not issue, sell or exchange, or agree to issue, sell or exchange, any Quinsa Class B Shares or any right, warrant, option or other security which, directly or indirectly, represents the right to purchase or acquire, or is convertible into or exercisable or exchangeable for, or otherwise represents an interest in ("Rights") Quinsa Class B Shares, unless Quinsa shall have first offered to sell such Quinsa Class B Shares or Rights to AmBev, at a price and on such other material terms and conditions as shall have been specified by Quinsa to AmBev. After AmBev has acquired 12 million Quinsa Class B Shares, if Quinsa at any time proposes to effect a capital increase through the issue of shares or Rights of any class or series, BAC and Quinsa will have the right to subscribe for their proportionate percentage of such shares or Rights.

          Pursuant to the Quinsa Shareholders Agreement, Quinsa has agreed not to, directly or indirectly, purchase any shares of capital stock of Quinsa or QIB (collectively, "Third Party Shares") until the earlier of (i) the second anniversary of the date of execution of the Quinsa Shareholders Agreement or
(ii) the date on which AmBev shall have acquired an aggregate of 12 million Quinsa Class B Shares, in addition to the Quinsa Class A Shares and Quinsa Class B Shares acquired by AmBev pursuant to the Share Exchange Agreement or the Stock Purchase Agreement. As described above, pursuant to the MOA and the Letter Agreement, HIB sold all of its shares of QIB to BAC and AmBev. Quinsa has the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value, if and when the Quinsa board of directors decides to exercise such right.

          Other than the Quinsa Class A Shares and the Quinsa Class B Shares that AmBev has the right to acquire pursuant to the Stock Purchase Agreement and the

Quinsa Shareholders Agreement, pursuant to the Quinsa Shareholders Agreement AmBev has agreed not to acquire any additional Quinsa Class A Shares, Quinsa Class B Shares or any interest therein.

          AmBev has purchased a portion of the 12 million additional Quinsa Class B Shares referred to above in the open market. Depending on market conditions and other factors, and subject to any restrictions described herein or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their subsidiaries may purchase additional Quinsa Class B Shares in the open market or in private transactions. AmBev expects to seek to purchase in the open market the entire additional 12 million Quinsa Class B Shares it is permitted to purchase pursuant to the Quinsa Shareholders Agreement.

          In addition, pursuant to the Quinsa Shareholders Agreement, BAC has agreed not to, and not to permit any of its affiliates to, directly or indirectly, sell, or Transfer or permit any lien, mortgage, pledge, security or other interest, charge, covenant, option, claim, restriction or encumbrance of any kind or nature whatsoever ("Lien") to exist on the Remaining Quinsa Shares or any shares of BAC or any Rights in respect of such Remaining Quinsa Shares or shares of BAC, either voluntarily or involuntarily and with or without consideration, except for, in the case of the Remaining Quinsa Shares, Transfers to AmBev and in the case of shares of BAC, Transfers to AmBev or any beneficial owner of shares of BAC on May 1, 2002, or affiliates or family members thereof.

          Pursuant to the Quinsa Shareholders Agreement, except as provided therein, BAC has agreed not to (i) directly or indirectly, purchase or otherwise acquire any Quinsa Class A Shares or Quinsa Class B Shares, (ii) permit any family member of a beneficial owner of shares of BAC (a "Family Member") to, directly or indirectly, purchase or otherwise acquire more than 500,000 Quinsa Class A Shares or more than 500,000 Quinsa Class B Shares and
(iii) directly or indirectly, purchase or otherwise acquire, or permit any Family Member to purchase or otherwise acquire, other shares of capital stock of Quinsa (or any interest in, or Rights in respect of, any Quinsa Class A Shares or Quinsa Class B Shares (other than those permitted to be acquired pursuant to clause (ii) above or any other shares) except by way of share dividends or distributions on the Remaining Quinsa Shares or as a result of a Transfer that is not prohibited pursuant to the Quinsa Shareholders Agreement.

          Pursuant to the Quinsa Shareholders Agreement, until the date on which AmBev has issued to BAC all the newly issued shares of AmBev as a result of the consummation of the Options (i) AmBev will not, and will not permit any of its affiliates to, directly or indirectly Transfer or permit the Transfer (to any person other than an affiliate of AmBev) of, any of the Quinsa Class A Shares and Quinsa Class B Shares held by AmBev (including, without limitation the Quinsa Class B Shares issued pursuant to the Share Exchange Agreement) as of January 31, 2003, or (ii) create, assume or suffer to exist any Lien on any of the Quinsa Class A Shares owned by AmBev as of January 31, 2003.

          (d) Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate 50% of the directors (and their respective alternates) constituting the Quinsa board of directors (the "Quinsa Board") and, in the case of each board of directors of a Quinsa subsidiary ("Subsidiary Board"), 50% of the number of directors (and their respective alternates) that BAC is entitled to nominate under such subsidiary's charter documents or by-laws, any existing shareholders agreement or applicable law. If either AmBev or BAC has less than the Requisite Percentage, then each of AmBev and BAC shall have the right to nominate a number of directors proportionate to their percentage share of the Quinsa Class A Shares, the Quinsa Class B Shares and any other shares of Quinsa having a right to vote at any meeting of shareholders, determined by multiplying their percentage share of the Voting Interest (as defined below) by the number of directors constituting the entire Quinsa Board (or, in the case of any Subsidiary Board, the number of directors BAC is entitled to nominate) and rounding upward or downward to the nearest whole number. "Requisite Percentage" means (a) in the case of AmBev, 40% or more of the aggregate number of votes entitled to be cast at any meeting of Quinsa shareholders by all the Quinsa shares entitled to vote owned by AmBev and BAC ("Voting Interest") and (b) in the case of BAC, 40% or more of the Voting Interest, provided that (i) if BAC's percentage share of the Voting Interest is reduced to less than 50% as a result of the transfer of Remaining Quinsa Shares to AmBev, then BAC shall be deemed not to have the Requisite Percentage and (ii) for purposes of determining whether BAC owns the Requisite Percentage, BAC shall be deemed to own all Remaining Quinsa Shares held by an escrow agent from time to time under an Escrow Agreement dated January 31, 2003 (the "Escrow Agreement"), among BAC, AmBev and The Bank of New York, as escrow agent. Pursuant to the Escrow Agreement, BAC has deposited in escrow 60,000,000 Quinsa Class A Shares with the escrow agent. The escrow agent is required to vote these shares only upon receipt of joint instructions from BAC and AmBev. As of January 31, 2003, AmBev's and BAC's respective percentage share of the Voting Interest is 40.789% and 59.211%. If AmBev were to acquire the additional 12 million Quinsa Class B Shares it is permitted to purchase pursuant to the Quinsa Shareholders Agreement as described above, BAC would at that point continue to have the Requisite Percentage. Upon the consummation of the Options, BAC will cease to have the Requisite Percentage.

          Notwithstanding the foregoing, on such date when AmBev issues to BAC the remaining portion of AmBev shares in exchange for the Remaining Quinsa Shares, all rights of BAC to nominate directors shall terminate immediately, the directors nominated by BAC shall resign effective upon such date and, as promptly as practicable thereafter, including by means of calling a shareholders' meeting, the Quinsa Board and each Subsidiary Board shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any other shareholders under any subsidiary's charter or by-laws or any existing shareholders agreement to nominate directors.

          Pursuant to the Quinsa Shareholders Agreement, for so long as AmBev and BAC each have the Requisite Percentage, each of AmBev and BAC will have the right to elect a Co-Chairman of the Quinsa Board and for so long as AmBev and BAC each have the Requisite Percentage, AmBev and BAC will jointly appoint a Chairman of each Subsidiary Board.

          Pursuant to the Stock Purchase Agreement, BAC, Braco, ECAP, Fundacao and AmBev have entered into the AmBev Share Transfer Agreement and the AmBev Governance Agreement. Pursuant to the Share Transfer Agreement, among other things,

(i) BAC has agreed not to Transfer any common shares of AmBev held by BAC, except for Transfers to affiliates or family members ("Permitted Transferees"), other than in accordance with the provisions of the AmBev Shareholders Agreement, (ii) BAC and its Permitted Transferees have granted Braco and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not Transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to Braco and ECAP, (iii) Braco and ECAP have granted BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees have the right to sell at the same price and on the same terms and conditions as Braco and ECAP in connection with any sale by Braco and ECAP of more than 50% of the AmBev shares held by Braco and ECAP to a third person or any sale of a majority of the outstanding shares of Braco and ECAP, (iv) BAC and its Permitted Transferees have granted Braco and/or ECAP drag-along rights pursuant to which in the event that Braco or ECAP propose to sell in a bona fide arm's-length sale more that 50% of their common shares of AmBev to any unaffiliated third party, Braco and ECAP have the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by Braco and ECAP, and (v) AmBev has granted to BAC and its Permitted Transferees the preemptive rights set forth in Article 171 of the Brazilian corporation law. Pursuant to the AmBev Governance Agreement, among other things, (i) BAC and its Permitted Transferees have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the Options and (ii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the Options, certain matters will not be approved by the shareholders meeting or the board of directors of AmBev without the vote of BAC.

          (e), (g) As a result of the transactions described above, the capitalization of Quinsa has been altered by the issuance by Quinsa of 26,388,914 newly issued Quinsa Class B Shares to AmBev in exchange for the Southern Holding Shares, as provided for in the Share Exchange Agreement. In addition, pursuant to the Quinsa Shareholders Agreement, Quinsa has agreed to take all lawful action necessary to ensure that the articles of incorporation of Quinsa and the charter documents and by-laws of its subsidiaries (subject to the existing rights of shareholders of each subsidiary) are at all times consistent with, and to the greatest extent possible under the applicable laws give effect to, the provisions of the Quinsa Shareholders Agreement.

          Other than as described in this Schedule 13D, or contained in the agreements attached as Exhibits hereto, none of the Reporting Persons or their respective controlling shareholders, or the executive officers or directors of any of the foregoing, has any plans or proposals which relate to or would result in any of the events described in Items 4(b), (c), (f), (h), (i) and
(j).

Item 5. Interest in Securities of the Issuer.

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) Annex B to this Schedule 13D describes all transactions in the Quinsa Class B Shares that were effected during the past sixty days by the Reporting Persons, their controlling shareholders, or the executive officers or directors of any of the foregoing.

          (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information contained in Item 4 and in the Exhibits to this
Schedule 13D is hereby incorporated by reference herein.

          Pursuant to the Quinsa Shareholders Agreement, for so long as each of AmBev and BAC owns the Requisite Percentage, Quinsa will not, and will not permit any of its subsidiaries to take, certain actions without the affirmative consent of AmBev and BAC. Such actions relate to, among other things, operating and capital budgets, capital expenditures, material or multi-year contracts, business outside of beverages or South America, product pricing, operating targets, changes in senior management compensation, issuances and repurchases of shares, incurrence of debt or guarantees in excess of certain thresholds, granting of liens, changes in dividend policy, delisting of Quinsa, merger or sale of Quinsa or its significant subsidiaries, material asset sales or spin-offs, material acquisitions, transactions with AmBev or Quinsa's or AmBev's affiliates, change of external auditors, material changes in accounting principles or policies, institution of proceedings outside of the ordinary course of business, changes in the charter or by-laws of Quinsa or its significant subsidiaries, filing for bankruptcy, liquidation or dissolution of Quinsa or its significant subsidiaries. Furthermore, in the event that either AmBev or BAC owns less than the Requisite Percentage but more than 30% of the Voting Interest, or less than 30% but more than 15% of the Voting Interest, some of the actions described above will only be taken with the consent of AmBev and BAC, and so long as either AmBev or BAC owns one-third or more of the Voting Interest, the affirmative vote of AmBev or BAC, as the case may be, will be required to approve any capital increase of Quinsa.

          Pursuant to the Quinsa Shareholders Agreement, AmBev has agreed not to acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages (a) for a period of ten years, in Argentina, Paraguay, Uruguay, or Bolivia, other than through Quinsa or its subsidiaries or (b) until the consummation of the Put Option and the Call Option, in Peru or Chile without first offering to Quinsa the opportunity to make such acquisition; provided that in the case of Peru, AmBev has the option to either
(i) contribute to Quinsa 50% of the cash consideration agreed to be paid for such assets or business, in exchange for Class B Quinsa Shares, or (ii) acquire 50% of such assets or business directly, with the remaining 50% acquired by Quinsa.

          Pursuant to the Letter Agreement, and notwithstanding Section 5.09 of the Share Exchange Agreement, AmBev and Quinsa have agreed that AmBev shall not have the right to convert its QIB shares acquired from HIB pursuant to the Letter Agreement into Class B common shares of Quinsa. AmBev, Quinsa and BAC have further agreed that BAC does not have the right to convert the QIB shares purchased by it from HIB into Class B common shares of Quinsa. In addition, AmBev and BAC have granted Quinsa a call option, exercisable at any time and from time to time, to purchase, on a pro rata basis, the QIB shares held by AmBev and BAC, in whole or in part, at a per share price equal to the fair market value thereof, as determined by an investment banking firm of recognized international standing. Any decision to exercise the call option shall be made by the board of directors of Quinsa if and when the board determines that it would be in the best interest of Quinsa to exercise such option.

          One of the conditions to closing the transactions contemplated by the Share Exchange Agreement was the receipt of approval of the Argentine antitrust authorities of such transactions. On January 13, 2003, the Argentine antitrust authorities approved the transactions subject to the following conditions:

o Within 12 months of January 13, 2003, AmBev and Quinsa must transfer ownership of the following assets:


1. To an independent, financially sound, foreign brewer with no current production in Argentina (the "Purchaser"):

          o    The "Bieckert" and "Palermo" brands and recipes;

          o The license for production of the "Heineken" brand. If the transfer of this license proves to be impossible, or if completion of this condition would be considered very harmful to Quinsa and AmBev, the "Imperial" brand must be transferred instead, and the Heineken brand must be transferred to an independent third party;

          o At the option of the Purchaser, the "Norte" brand. If an agreement cannot be reached on price, an internationally recognized investment bank appointed by Quinsa and AmBev shall establish the price; and

          o The brewery located in Lujan, Buenos Aires, that currently produces the "Brahma" brand.

2. To a third party, not related to the Purchaser and not currently producing beer in Argentina:

          o The malt production facility adjacent to the former Bieckert brewery located in Llavallol, Buenos Aires. Alternatively, AmBev and Quinsa can agree to allow such third party to operate the facility for 10 years.

          o Within 12 months of January 13, 2003, AmBev and Quinsa must submit documentation with the relevant Argentine regulators bearing evidence of their commitment to:

               1. Allow the Purchaser access, for a period of 7 years starting on the date that the Argentine antitrust authorities approve compliance with these conditions, to all of the distribution networks used by AmBev and Quinsa for the brands sold by the Purchaser;

               2. Refrain from forcing or inducing their clients to purchase products other than beer from them; and

               3. At the option of the Purchaser, Ambev and Quinsa must commit to produce the "Bieckert," "Palermo," and "Heineken" or "Imperial" (depending on which brand is transferred) brands of beer for the Purchaser for a period of two years starting on the date that the Argentine authorities approve compliance with these conditions.

          The Share Exchange Agreement, the Stock Purchase Agreement, the Letter Agreement, the Quinsa Shareholders Agreement, the AmBev Registration Rights Agreement, the AmBev Share Transfer Agreement, the AmBev Governance Agreement, the Pledge Agreement, the Escrow Agreement and the antitrust approval of the Argentine authorities are attached hereto or incorporated herein by reference. All such documents attached are incorporated into this
Schedule 13D by reference. The descriptions of the Share Exchange Agreement, the Stock Purchase Agreement, Schedule 1.04 to the Stock Purchase Agreement, the Quinsa Shareholders Agreement, the AmBev Share Transfer Agreement, the AmBev Governance Agreement, the AmBev Registration Rights Agreement, the Letter Agreement, the Pledge Agreement, the Escrow Agreement and the antitrust approval of the Argentine authorities set forth in this Schedule 13D are qualified in their entirety by reference to the full text thereof.

          Other than as described in this Schedule 13D or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Quinsa, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.


Exhibit No.  Description
-----------  ------------

2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to
             Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to
            Schedule 13D relating to Quinsa, filed on February 4,
            2003, by AmBev).

99.1 Joint Filing Agreement Pursuant to Rule 13d-1 (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to Schedule 13D relating to Quinsa, filed on June 13, 2003, by AmBev).



                                                               ANNEX A

                                          Information Required as to Executive Officers and
                                  Directors of AmBev, Braco, S-Braco, ECAP and Trustees of Fundacao

                                              Directors and Executive Officers of AmBev


     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos
Telles                            1.017, 3o. andar cjs. 31 e 32                 Ltda.; Co-Chairman of the Board
                                  04530-001, Sao Paulo, SP - Brazil             of Directors of AmBev; member of the
                                                                                Board of Directors of S-Braco, Quinsa
                                                                                and QIB; Officer of Braco and ECAP; Trustee of
                                                                                Fundacao

Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no.            Co-Chairman of the Board of
Marchi                            1.017, 3o. andar cjs. 31 e 32                 Directors of AmBev; member
                                  04530-001, Sao Paulo, SP - Brazil             of the Board of Directors of
                                                                                Quinsa; Trustee of Fundacao

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
                                  7o. andar, CEP 04538-905, Sao Paulo,          Ltda.; Officer of Braco;
                                  SP, Brazil                                    President of ECAP and S-Braco
                                                                                and Chairman of the Board of
                                                                                Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
Veiga Sicupira                    7o. andar, CEP 04538-905, Sao Paulo,          Ltda.; Officer of Braco and ECAP
                                  SP, Brazil                                    and member of the Board of
                                                                                Directors of S-Braco, Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
Thompson Motta                    7o. andar, CEP 04538-905, Sao Paulo,          Ltda.; Officer of Braco, ECAP
                                  SP, Brazil                                    and S-Braco; member of the
                                                                                Board of Directors of Quinsa and QIB

Fersen Lamas         Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
Lambranho                         7o. andar, CEP 04538-905, Sao Paulo,          Ltda.
                                  SP, Brazil

Vicente Falconi      Brazil       Av. do Contomo, 7962, 10o andar, Belo         Director of AmBev
Campo                             Horizonte, MG - Brazil

Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,              President of Fundacao
Attilio Gracioso                  11o. andar, cj. 1101, CEP 04538-132,
                                  Sao Paulo, SP, Brazil

Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,              Vice President of Fundacao
Gusmao                            11o. andar, cj. 1101, CEP
                                  04538-132, Sao Paulo, SP, Brazil

Diego Fernando       Argentina    Avda. Del Libertador 498, andar 27            Director of AmBev
Miguens Bemberg1                  Buenos Aires, Argentina



--------
1    Mr. Diego Fernando Miguens Bemberg does not directly own any Quinsa Class B Shares. Mr. Miguens
     Bemberg indirectly owns shares in BAC. AmBev has been informed by Mr. Miguens Bemberg that BAC beneficially owns 373,520,000 Quinsa Class A Shares and 6,056,656 shares in QIB (which represent 58.6% and 6.5% of the class of shares outstanding, repectively). BAC does not beneficially own any Quinsa Class B Shares. BAC is a party to the Stock Purchase Agreement, the
     Pledge Agreement, the Escrow Agreement, the Quinsa Shareholders Agreement, the AmBev Governance
     Agreement, the AmBev Share Transfer Agreement, the AmBev Registration Rights Agreement and the
     Letter Agreement. See Items 2, 4 and 6.






Magim Rodriguez,     Brazil       Rua Dr. Renato Paes de Barros, no.            CEO of AmBev; and member of the
Jr.                               1.017, 3o. andar cjs. 31 e 32                 Board of Directors of Quinsa and
                                  04530-001, Sao Paulo, SP - Brazil QIB

Luis Felipe          Brazil       Rua Dr. Renato Paes de Barros, no.            Chief Financial Officer and
Pedreira Dutra                    1.017, 3o. andar cjs. 31 e 32                 Investor Relations Officer of
Leite                             04530-001, Sao Paulo, SP - Brazil             AmBev

Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no.            Retail Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Claudio Braz Ferro   Brazil       Rua Dr. Renato Paes de Barros, no.            Manufacturing Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Carlos Alves de      Brazil       Rua Dr. Renato Paes de Barros, no.            Sales Officer and People and
Brito                             1.017, 3o. andar cjs. 31 e 32                 Quality Officer of AmBev
                                  04530-001, Sao Paulo, SP - Brazil

Juan Manuel          Brazil       Rua Dr. Renato Paes de Barros, no.            Executive Officer of Soft Drink
Vergara Galvis                    1.017, 3o. andar cjs. 31 e 32                 and Nonalcoholic Beverages
                                  04530-001, Sao Paulo, SP - Brazil             Division of AmBev

Eduardo Muzzi        Brazil       Rua Dr. Renato Paes de Barros, no.            Legal Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Miguel Nuno da       Brazil       Rua Dr. Renato Paes de Barros, no.            Marketing Officer of AmBev
Mata Patricio                     1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil




                                                        Trustees of Fundacao


     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,              President of Fundacao Antonio e
Attilio Gracioso                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Jose de Maio         Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
Pereira da Silva                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Celso Neves          Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
                                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Dario de Ameida      Brazil       Av. Atlantica, 1440-Apt. 1001                 Trustee of Fundacao Antonio e
Magalhaes                         22021.001-Rio de Janeiro/RJ-Brazil            Helena Zerrenner Instituicao
                                                                                Nacional de Beneficencia

Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no.            Co-Chairman of the Board of
Marchi                            1.017, 3o. andar cjs. 31 e 32                 Directors of AmBev; and member of
                                  04530-001, Sao Paulo, SP - Brazil             the Board of Directors of Quinsa





Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,              Vice President of Fundacao Antonio e
Gusmao                            11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o. andar cjs. 31 e 32                 Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil             of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB; and Officer
                                                                                of Braco and ECAP

Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no.            Retail Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Orlando de Araujo    Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
                                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Geraldo Magela da    Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
Cruz Quintao                      11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia






                                                    Executive Officers of Braco[2]



     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o. andar cjs. 31 e 32                 Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil             of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB;
                                                                                and Officer of Braco and ECAP

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
                                  3729 - 7o. andar, CEP 04538-905,              Officer of Braco; President of ECAP
                                  Sao Paulo, SP, Brazil                         and S-Braco and Chairman of the Board
                                                                                of Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco and ECAP and member
                                  Sao Paulo, SP, Brazil                         of the Board of Directors of S-Braco,
                                                                                Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco, ECAP and S-Braco;
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors
                                                                                of Quinsa and QIB



-------------------
2    In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.






                                                    Executive Officers of ECAP3

     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment



Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o. andar cjs. 31 e 32                 Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil             of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB; and Officer of
                                                                                Braco and ECAP

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
                                  3729 - 7o. andar, CEP 04538-905,              Officer of Braco; President of ECAP
                                  Sao Paulo, SP, Brazil                         and S-Braco and Chairman of the Board
                                                                                of Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco and ECAP and member
                                  Sao Paulo, SP, Brazil                         of the Board of Directors of S-Braco,
                                                                                Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco, ECAP and S-Braco;
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors
                                                                                of Quinsa and QIB



                                                    Executive Officers of S-Braco

     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Marcel Herrmann       Brazil        Rua Dr. Renato Paes de Barros,              Partner of GP Investimentos Ltda.;
Telles                              no. 1.017, 3o. andar cjs.                    Co-Chairman of the Board of Directors
                                    31 e 32 04530-001, Sao Paulo, SP - Brazil   of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB; and Officer of
                                                                                Braco and ECAP

Jorge Paulo Lemann    Brazil        Avenida Brigadeiro Faria Lima,              Partner of GP Investimentos Ltda.;
                                    3729 - 7o. andar, CEP 04538-905,            Officer of Braco; President of ECAP
                                    Sao Paulo, SP, Brazil                       and S-Braco and Chairman of the Board
                                                                                of Directors of S-Braco

Carlos Alberto da     Brazil        Avenida Brigadeiro Faria Lima,              Partner of GP Investimentos Ltda.;
Veiga Sicupira                      3729 - 7o. andar, CEP 04538-905,            Officer of Braco and ECAP and member
                                    Sao Paulo, SP, Brazil                       of the Board of Directors of S-Braco,
                                                                                Quinsa and QIB

Roberto Moses         Brazil        Avenida Brigadeiro Faria Lima,              Partner of GP Investimentos Ltda.;
Thompson Motta                      3729 - 7o. andar, CEP 04538-905,            Officer of Braco, ECAP and S-Braco;
                                    Sao Paulo, SP, Brazil                       and member of the Board of Directors
                                                                                of Quinsa and QIB

Paulo Alberto Lemann  Brazil        Avenida Brigadeiro Faria Lima,              Member of the Board of Directors of
                                    3729 - 7o. andar, CEP 04538-905,            S-Braco
                                    Sao Paulo, SP, Brazil




-------------------
3    In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.





                                    ANNEX B

                  Information Required Pursuant to Item 5(c)



    Date of Purchase          Number of ADRs            Funds used to          Price per ADR[1]
                               Purchased[1]           Purchase ADRs[1]
       07/10/2003                  47,500                 $578,250.75              $12.1737
       07/11/2003                  12,300                 $153,750.00              $12.5000
       08/12/2003                 805,500               $9,464,625.00              $11.7500
       08/14/2003               1,500,000              $17,850,000.00              $11.9000
       08/14/2003                 100,000               $1,180,000.00              $11.8000




-------------------
4    Each ADR represents two Quinsa Class B Shares.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              COMPANHIA DE BEBIDAS DAS
                              AMERICAS - AMBEV


                              by  /s/ Marcel Herrmann Telles
                                  -------------------------------------------
                                   Name: Marcel Herrmann Telles
                                   Title: Co-Chairman of the Board of Directors

                              by  /s/ Victorio Carlos de Marchi
                                  --------------------------------------------
                                   Name: Victorio Carlos de Marchi
                                   Title: Co-Chairman of the Board of Directors

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              FUNDACAO ANTONIO E HELENA
                              ZERRENNER INSTITUICAO NACIONAL DE
                              BENEFICENCIA

                              by  /s/ Jose Heitor Attilio Gracioso
                                  --------------------------------------------
                                  Name: Jose Heitor Attilio Gracioso
                                  Title: President

                              by  /s/ Victorio Carlos de Marchi
                                  --------------------------------------------
                                   Name: Victorio Carlos de Marchi
                                   Title: Co-Chairman of the Board of Directors
                                          of AmBev

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              BRACO S.A.

                              by  /s/ Jorge Paulo Lemann
                                  ------------------------------------------
                                   Name: Jorge Paulo Lemann
                                   Title: Officer

                              by  /s/ Roberto Moses Thompson Motta
                                  ------------------------------------------
                                   Name: Roberto Moses Thompson Motta
                                   Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              EMPRESA DE ADMINISTRACAO E
                              PARTICIPACOES S.A. - ECAP

                              by  /s/ Jorge Paulo Lemann
                                  ------------------------------------------
                                  Name: Jorge Paulo Lemann
                                  Title: Officer

                              by  /s/ Roberto Moses Thompson Motta
                                  ------------------------------------------
                                  Name: Roberto Moses Thompson Motta
                                  Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              S- BRACO PARTICIPACOES S.A.

                              by  /s/ Marcel Herrmann Telles
                                  ------------------------------------------
                                   Name: Marcel Herrmann Telles
                                   Title: Co-Chairman

                              by  /s/ Roberto Moses Thompson Motta
                                  ------------------------------------------
                                   Name: Roberto Moses Thompson Motta
                                   Title: Director

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              JORGE PAULO LEMANN

                              by /s/ Jorge Paulo Lemann
                                 ---------------------------------
                                 Name:  Jorge Paulo Lemann
                                 Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              CARLOS ALBERTO DA VEIGA SICUPIRA

                              by /s/ Carlos Alberto Da Veiga Sicupira
                                 ------------------------------------------
                                 Name:  Carlos Alberto Da Veiga Sicupira
                                 Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                              MARCEL HERRMANN TELLES

                              by  /s/ Marcel Herrmann Telles
                                  --------------------------------
                                  Name:  Marcel Herrmann Telles
                                  Title:


                                                             EXHIBIT INDEX

Exhibit No.         Description                                                             Page
2.1                 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule
                    13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2                 Stock Purchase Agreement dated as of May 1, 2002, between
                    BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by
                    AmBev).

2.3                 Amendment No. 1 to Stock Purchase Agreement dated as of January
                    31, 2003, between BAC and AmBev (incorporated by reference to
                    Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4                 Letter Agreement dated January 13, 2002, between AmBev,
                    BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev)..

2.5                 Quinsa Shareholders Agreement dated as of January 31,
                    2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule
                    13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6                 Registration Rights Agreement dated as of January 31,
                    2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to
                    Quinsa, filed on February 4, 2003, by AmBev).

2.7                 AmBev Share Transfer Agreement dated as of January 31,
                    2003, among BAC, BRACO, ECAP, Fundacao and AmBev
                    (incorporated by reference to Exhibit 2.7 to Amendment No.
                    1 to Schedule 13D relating to Quinsa, filed on February 4,
                    2003, by AmBev).

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule
                    13D relating to Quinsa, filed on February 4, 2003, by AmBev).



2.9                 Share Pledge Agreement dated as of January 31, 2003, among
                    BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to
                    Quinsa, filed on February 4, 2003, by AmBev).

2.10                Escrow Agreement dated as of January 31, 2003, among BAC,
                    AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11                Resolution of the Office of Competition, Deregulation and Consumer
                    Advocacy of the Ministry of Production of the Republic of
                    Argentina regarding the business combination of AmBev and Quinsa -
                    English Translation (incorporated by reference to Exhibit 2.11 to
                    Amendment No. 1 to Schedule 13D relating to Quinsa, filed on
                    February 4, 2003, by AmBev).

99.1 Joint Filing Agreement Pursuant to Rule 13d-1 (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to Schedule 13D relating to Quinsa, filed on June 13, 2003, by AmBev).
